SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

(Commission File No. 001-14493)

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of registrant's name in English)

Rua Abílio Soares, 409
Paraíso - São Paulo, SP
The Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

Telesp Celular
Uma empresa do grupo Portugal Telecom

FOR IMMEDIATE RELEASE

Contact: Edson Alves Menini
Telesp Celular S.A.
(11) 3059-7531

TELESP CELULAR PARTICIPAÇÕES – CAPITAL INCREASE BY PRIVATE SUBSCRIPTION OF SHARES

São Paulo, Brazil – August 19, 2002 - Telesp Celular Participações S.A ("TCP"), (NYSE: TCP; BOVESPA: TSPP3 (Common), TSPP4 (Preferred)), the Brazilian holding company that owns 100% of Telesp Celular S.A., the leading mobile operator in the state of São Paulo in Brazil, and an 83% indirect economic interest in Global Telecom S.A., a B-band mobile operator in the Brazilian states of Santa Catarina and Paraná, announces today, based on information provided by Banco ABN Amro Real S.A., the registrar for the Company's shares, (i) the number of new TCP preferred shares (PN), common shares (ON) and American depositary shares (ADSs) subscribed for in the Brazilian and U.S. markets during the initial rights exercise period, which closed on August 14, 2002, by TCP's shareholders in connection with TCP's pre-emptive rights offering, which was approved by TCP's Board of Directors on June 28, 2002 and (ii) the number of remaining unsubscribed shares that are available for subscription in the first reoffering round by TCP shareholders who indicated an interest during the initial rights exercise period in subscribing for additional shares.

Shares Subscribed – Brazilian Market						
	Common Shares	(%)(1)	Preferred Shares	(%)(2)	TOTAL	(%)(3)
Portugal Telecom	212,014,334,394	85.06	49,075,664,204	10.57	261,089,998,598	36.60
Other Shareholders	1,971,356,250	0.79	68,524,971,059	14.76	70,496,327,309	9.88
Total	213,985,690,644	85.85	117,600,635,263	25.33	331,586,325,907	46.48

ADSs Subscribed – U.S. Market				
	ADSs	(%)(2)	TOTAL	(%)(3)
Portugal Telecom	13,232,115	7.13	13,232,115	4.64
Other Shareholders	312,413	0.17	312,413	0.11
Total	13,544,528	7.30	13,544,528	4.75

Total Subscribed During Exercise of Pre-emptive Rights					
Common Shares	(%)(1)	Preferred Shares	(%)(2)	TOTAL	(%)(3)
213,985,690,644	85.85	151,461,955,263	32.63	365,447,645,907	51.23%

(1) Percentage of common shares offered
(2) Percentage of preferred shares offered
(3) Percentage of total shares offered

Telesp Celular
Uma empresa do grupo Portugal Telecom

Remaining Unsubscribed Shares					
Common Shares	(%)(1)	Preferred Shares (including preferred shares underlying ADSs)	(%)(2)	TOTAL	(%)(3)
35,259,177,615	14.15	312,709,756,538	67.37	347,968,934,153	48.77%

TCP shareholders who subscribed for shares during the initial rights exercise period and indicated an interest in purchasing additional shares in the first reoffering round will have the right to subscribe for 0.16477360501355 of a common share and 2.06474370406429 preferred shares for each common and preferred share subscribed, respectively, in the initial rights exercise period.

The period for subscription of remaining unsubscribed shares in the first reoffering round, by preferred and common shareholders who indicated an interest in purchasing additional shares in the first reoffering round, ends on August 21, 2002.

After that date, if there are any unsubscribed shares remaining, a second reoffering round will take place from August 26, 2002 through August 28, 2002 for preferred and common shareholders who subscribed for shares in the first reoffering round and indicated an interest in purchasing additional shares in the second reoffering round.

# # #

This information is also available at http://www.telespcelular.com.br

Contacts **Maria Paula Canais** – Investor Relations Officer
pacanais@telespcelular.com.br
(11) 3059-7081

Edson Alves Menini – Investor Relations Adviser
emenini@telespcelular.com.br
(11) 3059-7531

Fabíola Michalski
fmichalski@telespcelular.com.br
(11) 3059-7975

Cláudio Wenzel Lagos
Clagos@telespcelular.com.br
(11) 3059-7480

This press release does not constitute a sale offer or a request for purchase offer on any sale of securities within any jurisdiction; any purchase or sale thereof would be illegal before registration or qualification thereof under the applicable securities market laws.

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the company's management. The words "anticipates," "believes," "estimates", "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of TCP operations may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and TCP does not undertake any obligation to update them in light of new information or future developments.

(1) Percentage of common shares offered
(2) Percentage of preferred shares offered
(3) Percentage of total shares offered

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP CELULAR PARTICIPAÇÕES S.A.

Date: 08/19/02

By: [signature]
Name: Maria Paula Canais
Title: Director of Investor Relations